EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)
(Unaudited)

Nine Months Ended September 30, 2015
Earnings:
Income before income taxes	$2,909
Add:
Fixed charges	160
Less:
Income from equity investees	(6)
Capitalized interest	(4)
Income as adjusted	$3,059
Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$96
Portion of rents representative of interest factor	60
Capitalized interest	4
Total Fixed Charges	$160
Ratio of earnings to fixed charges	19.1